UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               FORM 10-SB
                               ----------

                     GENERAL FORM FOR REGISTRATION OF
                   SECURITIES OF SMALL BUSINESS ISSUERS
          Under Section 12(b) or (g) of the Securities Act of 1934

                       Bakery Acquisition Corporation
              ----------------------------------------------
              (Name of Small Business Issuer in its charter)

         Delaware			                               		 59-3657447
  -------------------------------           ---------------------------------
  (State or other jurisdiction of           (IRS Employer Identification No.)
   incorporation or organization)


          2101 W. State Road 434, Suite 100, Longwood, FL 32779
          -----------------------------------------------------
                 (Address of principal executive offices)


                               (407) 682-6363
                      -------------------------------
                      (Registrant's telephone number)

   Securities registered or to be registered pursuant to Section 12(b) of the Act:

  Title of each class             Name of each exchange on which registered

        NONE                                        NONE

   Securities registered or to be registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
                   ----------------------------------------
                               (Title of Class)

   On September 30, 2000 the Registrant had outstanding 1,500 shares of Common Stock, par value $0.001 per share.

                   Bakery Acquisition Corporation
                   ------------------------------
                             FORM 10-SB
                             ----------


PART I                                                              PAGE
------                                                              ----

ITEM 1          DESCRIPTION OF BUSINESS                               3


ITEM 2	        	MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATION          4

ITEM 3          DESCRIPTION OF PROPERTIES                             11

ITEM 4          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL              11
                OWNERS AND MANAGEMENT

ITEM 5          DIRECTORS, OFFICERS, PROMOTERS & CONTROL PERSONS      12

ITEM 6          EXECUTIVE COMPENSATION                                14

ITEM 7          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS        15

ITEM 8          DESCRIPTION OF SECURITIES                             15

PART II
-------

ITEM 1          MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S     16
                COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2          LEGAL PROCEEDINGS                                     16

ITEM 3          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS         16


ITEM 4          RECENT SALES OF UNREGISTERED SECURITIES               16


ITEM 5          INDEMNIFICATION OF DIRECTORS AND OFFICERS             16


PART F/S
--------
                FINANCIAL STATEMENTS                                  18

PART III
--------

ITEM I          INDEX TO EXHIBITS                                     18


ITEM 2          DESCRIPTION OF EXHIBITS                               18


SIGNATURES                                                            20

                          PART l
                          ------


ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

     We were incorporated in the State of Delaware in July 2000 and are a wholly owned subsidiary of Ultimate Franchise Systems, Inc. ("UFSI"), which was formerly known as JRECK Subs Group, Inc. In August 2000 we merged with Pastry Product Producers, LLC ("Pastry"), a New York Limited Liability Company that was also a wholly owned subsidiary of UFSI. We are the surviving entity from that transaction.

     Pastry is a bakery in Watertown, New York that commenced operations in the second quarter of 1996 and consists of a plant, offices and equipment. Although Pastry produces various baked goods, such as bagels and cookies, over 99% of Pastry's sales are to franchisees of JRECK Subs in upstate New York. Among other products supplied to JRECK's franchisees, Pastry produces the JRECK signature roll that is supplied fresh (never frozen) to the franchisees. JRECK Subs is also a wholly owned subsidiary of UFSI. In 1997 JRECK franchisees committed to purchase their sub rolls exclusively from Pastry for a ten (10) year period. .

     UFSI concluded a reverse acquisition in which its capital stock was acquired by Circa Media, Inc., a Colorado corporation ("Circa"), which was incorporated on July 19, 1995. Pursuant to an Agreement and Plan of Reorganization between JRECK Subs, Inc. and Circa, Circa changed its name to JRECK Subs Group, Inc. on May 7, 1996. JRECK Subs Group, Inc. changed its name to Ultimate Franchise Systems, Inc. on May 16, 2000. UFSI's common stock is traded on the OTC Bulletin Board under the symbol UFSI. UFSI began filing with the Securities and Exchange Commission in August 1998 and has filed in a timely manner all reports required to be filed during the twelve months prior to the filing of this registration statement.

Employees
---------

     We presently have twenty (20) full time employees, inclusive of our executive officers; none of whom are covered by collective bargaining agreements. We believe that our relationship with our employees is good.


Dependence on JRECK Subs
------------------------

     As disclosed above, approximately 99% of our sales are currently made to the franchisees of JRECK Subs. It is our opinion that this number will reduce in the future as we acquire other bakeries. Although the JRECK franchisees have entered into a contract to purchase all of their baked goods from us through 2007, the results of our operations are presently very closely tied to the results of operations of these franchisees. There can be no assurance that these franchisees will grow their businesses or even that they will be able to maintain present levels of business. Any event adversely affecting their sales would have a material adverse effect on the results of our operations.

Competition
-----------

     Substantially all of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we have. Such competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third-party content providers. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.



ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATION
        -----------------------------------------------------------

The following is a discussion of our financial condition and results of operation as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with our predecessor company's audited Financial Statements including the Notes thereto that are included elsewhere in this Form 10-SB.


Management's Discussion and Analysis of Financial Condition and
Results of Operations 12 Months Ended September 30, 2000 and 1999
-----------------------------------------------------------------

Transition Period Due to Change in Fiscal Year
----------------------------------------------

During 1999, the Company changed its fiscal period from December 31 to September 30. Accordingly, the audited financial statements included herein reflect operating results and cash flows for a twelve month period and a nine month period ended September 30, 2000 and September 30, 1999, respectively. Management has elected to present this discussion and analysis on a twelve month comparative. Readers are suggested to supplement a reading of this discussion and analysis with a review of those financial statements as well as review the following comparative table of results of operations and cash flows:



Account Description                          Twelve Months Ended   Twelve Months Ended
                                                 Sept 30, 2000        Sept 30, 1999
                                                 -------------        -------------

Sales                                              $   887,079          $   763,689
Less cost of sales                                     451,023              366,092
                                                   -----------          -----------
Gross profit                                           436,056              397,597

Operating expenses:
  Salaries and benefits                                117,218              107,603
  Delivery expenses                                     94,054              137,846
  Building occupancy                                    42,599               60,271
  Operating costs                                       83,753               56,460
  Depreciation and amortization                         72,076               77,759





Contd...

Account Description                          Twelve Months Ended   Twelve Months Ended
                                                 Sept 30, 2000        Sept 30, 1999
                                                 -------------        -------------


  Provision for bad debts                               13,152               23,384
                                                   -----------          -----------
Total operating expenses                               422,852              463,323

Profit (Loss) from operations                           13,204              (65,726)

Other income (expense):
  Other income (expense), net                           18,750                    -
  Interest income (expense), net                       (13,618)               9,608
                                                   -----------          -----------
Net profit (loss)                                  $    18,336              (56,118)
                                                   ===========          ===========


Cash provided (used) by operating activities       $    46,483          $    13,393
Cash provided (used) by investing activities           (17,419)              (3,743)
Cash provided (used) by financing activities           (23,402)             (18,588)
                                                   -----------          -----------
  Net Change in Cash                               $     5,662          $    (8,938)
                                                   ===========          ===========



Forward Looking Statements
--------------------------

The following discussion contains certain forward-looking statements subject to the safe harbor created by the "Private Securities Litigation Reform Act of 1995". These statements use such words as "may," "will," "expect," "believe," "plan," "anticipate" and other similar terminology. These statements reflect management's current expectations and involve a number of risks and uncertainties. Actual results could differ materially due to changes in global and local business and economic conditions; the potential effect on business from year 2000 issues; legislation and government regulation; competition; success of operating initiatives including advertising and promotional efforts; changes in product, labor and other operating costs; availability and cost of land and construction; adoption of new or changes in accounting policies and practices; changes in consumer preferences, spending patterns and demographic trends and changes in the political or economic climate.

Overview
--------

The majority of the Company's revenues are derived through sales to a submarine sandwich subsidiary of the Company's parent (Ultimate Franchise Systems, Inc. "UFSI"). This subsidiary franchises and operates approximately 45 submarine sandwich restaurants in the greater upstate New York area. The primary uncertainty that the Company faces is its ability to continue selling its products to the UFSI subsidiary and locating third-party sources for its products.
The Company believes that it has taken the steps necessary to minimize these risks.


Sales
-----

Revenues from bakery products are recognized upon the sale of the products. The Company extends credit to its various customers based on the customer's ability to pay.


Twelve Months Ended September 30, 2000 Compared to Twelve Months Ended September 30, 1999
----------------------------------------------------------------------

Total sales increased $123,390 or 16.2% to $887,079 in 2000 from $763,689 in 1999 as the total number of submarine sandwich restaurants franchised and operated by UFSI's subsidiary increased and the sales from those restaurants increased.

Costs and Expenses
------------------

The Company's cost of sales increased $84,931 or 23.2% to $451,023 in 2000 from $366,092 in 1999. The cost of sales as a percentage of sales increased to 50.8% in 2000 compared to 47.9% in 1999 reflecting higher raw materials costs.

Total operating expenses decreased $40,471 or 8.7% to $422,852 in 2000 from $463,323 in 1999. Salaries and benefits increased $9,615 or 8.9% to $117,218 in 2000 from $107,603 in 1999 as the Company increased its accounting staff. Delivery expenses and operating costs decreased $16,499 or 8.5% to $177,807 in 2000 from $194,306 in 1999. Building occupancy decreased $17,672 or 29.3% to $42,599 in 2000 from $60,271 in 1999 as the Company subleased part of its office space to the Company's parent.

The Company had net interest expense of $13,618 in 2000 compared to net interest income of $9,608 in 1999. The primary reason for the difference was that the Company had overallocated debt payments made in 1998 to interest instead of to principal which was corrected in 1999.


Liquidity and Capital Resources
-------------------------------

Net cash provided by operating activities was $46,483 in 2000 after adding back $72,076 in depreciation and amortization and $13,152 in bad debt expense. Net cash of $17,419 was used by investing activities as the Company purchased property and equipment. Net cash of $23,402 was used by financing activities as the Company reduced its long-term debt.

Net cash provided by operating activities was $13,393 in 1999 after adding back $77,759 in depreciation and amortization and $23,384 in bad debt expense. Net cash of $18,588 was used by financing activities as the Company reduced its long-term debt.

At September 30, 2000, the Company's working capital (deficit) was $(34,367) compared to a working capital deficit of $(86,448) at September 30, 1999. The Company had a total of $101,634 in third party debt. The Company believes that cash flow from operations will continue to fund its operations as well as generate most of the capital necessary to meet the Company's obligations of $20,696 in the current portion of its long term debt.

Management's Discussion and Analysis of Financial Condition and
Results of Operations Nine Months Ended September 30, 1999 and 1998
-------------------------------------------------------------------

Transition Period Due to Change in Fiscal Year
----------------------------------------------

During 1999, the Company changed its fiscal period from December 31 to September 30. Accordingly, the audited financial statements included herein reflect operating results and cash flows for a twelve month period and a nine month period ended December 31, 1998 and September 30, 1999, respectively. Management has elected to present this discussion and analysis on a nine month comparative. The Company's financial statements for the nine month period ended September 30, 1998 have not been audited. Readers are suggested to supplement a reading of this discussion and analysis with a review of those financial statements as well as review the following comparative table of results of operations and cash flows:



Account Description                            Nine Months Ended     Nine Months Ended
                                                 Sept. 30, 1999        Sept 30, 1998
                                                 --------------        -------------
                                                                        (Unaudited)
Sales                                              $   571,844          $   566,329
Less cost of sales                                     275,744              271,043
                                                   -----------          -----------
Gross profit                                           296,100              295,286

Operating expenses:
  Salaries and benefits                                 86,962               61,924
  Delivery expenses                                     98,315              118,592
  Building occupancy                                    45,842               43,286
  Operating costs                                       33,633               68,482
  Depreciation and amortization                         62,481               45,835
  Provision for bad debts                               23,384                    0
                                                   -----------          -----------
Total operating expenses                               350,617              338,119

Loss from operations                                   (54,517)             (42,833)

Other income (expense):
  Interest income (expense), net                         2,921              (20,061)
                                                   -----------          -----------
Net loss                                           $   (51,596)             (62,894)
                                                   ===========          ===========


Cash provided (used) by operating activities       $    26,043          $   (37,949)
Cash used by investing activities                            0              (14,972)
Cash provided (used) by financing activities           (36,915)              54,980
                                                   -----------          -----------
  Net Change in Cash                               $   (10,872)         $     2,059
                                                   ===========          ===========



Forward Looking Statements
--------------------------

The following discussion contains certain forward-looking statements subject to the safe harbor created by the "Private Securities Litigation Reform Act of 1995". These statements use such words as "may," "will," "expect," "believe," "plan," "anticipate" and other similar terminology. These statements reflect management's current expectations and involve a number of risks and uncertainties. Actual results could differ materially due to changes in global and local business and economic conditions; the potential effect on business from year 2000 issues; legislation and government regulation; competition; success of operating initiatives including advertising and promotional efforts; changes in product, labor and other operating costs; availability and cost of land and construction; adoption of new or changes in accounting policies and practices; changes in consumer preferences, spending patterns and demographic trends and changes in the political or economic climate.

Overview
--------

The majority of the Company's revenues are derived through sales to a submarine sandwich subsidiary of the Company's parent (Ultimate Franchise Systems, Inc. "UFSI"). This subsidiary franchises and operates approximately 45 submarine sandwich restaurants in the greater upstate New York area. The primary uncertainty that the Company faces is its ability to continue selling its products to the UFSI subsidiary and locating third-party sources for its products.
The Company believes that it has taken the steps necessary to minimize these risks.

Sales
-----

Revenues from bakery products are recognized upon the sale of the products. The Company extends credit to its various customers based on the customer's ability to pay.

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998 (Unaudited)
------------------------------------------------------------------

Total sales increased $5,515 or 1.0% to $571,844 in 1999 from $566,329 in 1998 as the total number of submarine sandwich restaurants franchised and operated by UFSI's subsidiary was relatively unchanged.

Costs and Expenses
------------------

The Company's cost of sales increased $4,701 or 1.7% to $275,744 in 1999 from $271,043 in 1998. The cost of sales as a percentage of sales was relatively consistent at 48.2% in 1999 compared to 47.9% in 1998.

Total operating expenses increased $12,498 or 3.7% to $350,617 in 1999 from $338,119 in 1998. The primary reason for the increase was a $23,384 provision for bad debt expense that the Company determined was necessary for uncollectable account receivable.

The Company had net interest income of $2,921 in 1999 compared to net interest expense of $20,061 in 1998. The primary reason for the difference was that the Company had overallocated debt payments made in 1998 to interest instead of to principal which was corrected in 1999.

Liquidity and Capital Resources
-------------------------------

Net cash provided by operating activities was $26,043 in 1999 after adding back $62,481 in depreciation and amortization and $23,384 in bad debt expense. Net cash of $36,915 was used by financing activities as the Company reduced its long-term debt.

Net cash used in operating activities was $37,949 in 1998 after adding back $45,835 in depreciation and amortization. Accounts payable, accrued expenses and other liabilities decreased $11,972. Net cash of $14,972 was used in investing activities from the purchase of property and equipment. Net cash of $54,980 was provided by financing activities. This was primarily the result borrowings from related parties partially offset by payment on long-term debt.

At September 30, 1999, the Company's working capital (deficit) was $(86,448) compared to a working capital deficit of $(71,951) at December 31, 1998. The Company had a total of $122,085 in third party debt. The Company believes that cash flow from operations will continue to fund its operations as well as generate most of the capital necessary to meet the Company's obligations of $22,915 in the current portion of its long term debt.



ITEM 3.  DESCRIPTION OF PROPERTIES
         -------------------------

We presently lease our bakery plant at 24685 New York State
Route 37, Watertown, New York 13601 from UFSI under a twenty (20) year lease arrangement. The lease calls for an initial lease payment of $2,000 per month which increases every five (5) years by ten (10) percent. We are in the process of consolidating all of our administrative operations into this space from the office in Longwood, Florida. The land and building that comprise this facility include 2,064 square feet of office space and 8,651 square feet of bakery facilities.



ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
        AND MANAGEMENT
        -----------------------------------------------

The following tables set forth certain information regarding the beneficial ownership of our common stock as of September 30, 2000 by (i) each person (or group of affiliated persons who, to the knowledge of the Company, is the beneficial owner of five percent or more of the Company's outstanding common stock, (ii) each director and each named executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the Company believes that the persons listed in this table have sole voting and investment power respecting all shares of Common Stock owned by them.



Table 1.  Security Ownership of Certain Beneficial Owners
---------------------------------------------------------

------------------------------------------------------------------------------------
     (1)               (2)                              (3)                (4)
TITLE OF CLASS  NAME AND ADDRESS OF               AMOUNT AND NATURE OF    PERCENT OF
                BENEFICIAL OWNER                  BENEFICIAL OWNER        CLASS
------------------------------------------------------------------------------------

Common Stock    Ultimate Franchise Systems, Inc.         1,500               100%
                2101 W. State Road 434 Suite 100,
                Longwood, FL 32779
------------------------------------------------------------------------------------


Table 2.  Security Ownership of Management
------------------------------------------

All of our Common Stock is presently owned by Ultimate Franchise
Systems, Inc. and accordingly none is held by any member of management.



ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT
        --------------------------------------------------

     The following table sets forth certain information as of the date of this Registration Statement with respect to the directors and executive officers of the Company. A summary of the background and experience of each of these individuals is set forth after the table. Each director holds such position until the next annual meeting of the Company's shareholders and until his respective successor has been elected and qualifies. Any of the Company's directors may be removed with or without cause at any time by the vote of the holders of not less than a majority of the Company's then outstanding Common Stock. Other than as otherwise provided in an employment agreement, officers are elected annually by the Board of Directors. Any of the Company's officers may be removed with or without cause at any time by the Company's Board of Directors although, in such event, the Company may incur certain liabilities under an applicable employment agreement.


Name and Address               	Age	    Positions with the Company
----------------                ---     --------------------------
Christopher M. Swartz          	30      Chairman, President and Chief
                                        Executive Officer
Eric T. Swartz            	     33   	  Secretary
Michael F. Cronin              	45	     Chief Financial Officer/Treasurer


Christopher M. Swartz has been our and UFSI's Chairman, President and Chief Executive Officer of the Company since April 1996 and Chairman, President and Chief Executive Officer of JRECK Subs, Inc. since September 1995. From 1992 to 1995, he was Director of Operations of Lox, Stox & Bagels of Liverpool, Inc. Mr. Swartz is a graduate of Syracuse University. He is the second generation of his family to be involved with JRECK. Mr. Swartz is also the President of Tri-Emp Enterprises, Inc. and the brother of Eric Swartz.

Eric T. Swartz has been a Director and Secretary of ours and of UFSI's since April 1996. He was awarded his J.D. degree and undergraduate degree from Syracuse University College of Law and Syracuse University respectively. From October 1993 to the present he has been a partner in the Swartz Law Firm, P.C. and was associated with the law firm of Pease and Willer after graduating from law school in 1992. Mr. Swartz is the brother of Christopher M. Swartz.

Michael F. Cronin has been our and UFSI's Chief Financial Officer since March 8, 1998 and Treasurer since January 1, 1999. He is a Certified Public Accountant who has managed his own practice, specializing in S.E.C audits and business and tax planning, since February 1985. He has been licensed in New York State for 19 years. Mr. Cronin is a graduate of St. John Fisher College. From 1979 to 1985 Mr. Cronin was employed as a staff accountant and partner in a regional public accounting firm in Rochester, NY. Mr. Cronin served in the United States Marine Corps for three years and was honorably discharged in 1976.

ITEM 6.	EXECUTIVE COMPENSATION
        ----------------------

The following table sets forth the compensation received by officers. It does not include any compensation received from UFSI, our parent corporation, for services to the parent.

Summary Compensation Table

---------------------------------------------------------------------------------------------------------------
                                                                Long Term Compensation
---------------------------------------------------------------------------------------------------------------
                                Annual Compensation                    Awards               Payout
---------------------------------------------------------------------------------------------------------------
     (a)                   (b)   (c)     (d)        (e)             (f)         (g)          (h)      (i)
                                                                Restricted
                                                   Other           Stock     Securities
Name and Principal              Salary  Bonus     Annual           Awards    Underlying     LTIP   All Other
Position                  Year    ($)    ($)    Compensation        ($)        Options     Payout  Compensation
---------------------------------------------------------------------------------------------------------------

Christopher M. Swartz,     1999  -0-     -0-        -0-             -0-          -0-         -0-       -0-
CEO                        1998  -0-     -0-        -0-             -0-          -0-         -0-       -0-

---------------------------------------------------------------------------------------------------------------



As of the date of this Registration Statement, no employees of the company receive in excess of $100,000 annual compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         ----------------------------------------------

None.


ITEM 8.  DESCRIPTION OF SECURITIES
         -------------------------

General
-------

     Set forth below is a description of the material terms and provisions of our capital stock, which should be read in conjunction with our Certificate of Incorporation, as amended, (the "Certificate of Incorporation"), and our By-Laws (the "By-Laws"), both of which will be provided to prospective investors upon request at no charge.

Common Stock
------------

     Our Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share. At September 30, 2000, there were 1,500 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote at all meetings of stockholders for each share held by them with respect to all matters upon which they have a right to vote. Shares of Common Stock have no preemptive rights and have no other rights to subscribe for additional shares, nor do the shares of Common Stock have any conversion rights or rights of redemption. All shares of Common Stock will participate equally in dividends, when, as and if declared by the Board of Directors, out of funds legally available therefor, and in net assets upon liquidation, subject to the rights of holders of preferred stock, if any. All shares of Common Stock currently outstanding are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock
---------------

     Our Certificate of Incorporation authorizes the issuance of 10,000,000 shares of Preferred Stock, $0.001 par value per share, none of which are issued and outstanding. The Board of Directors and without further action by our stockholders, has the authority to issue shares of Preferred Stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. An issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock.

TRANSFER AGENT
--------------

     Transfer Agent.  Our transfer agent is Atlas Stock Transfer,
5899 South State Street, Salt Lake City, UT  84107

                           PART II
                           -------

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON AND
        OTHER STOCKHOLDER MATTERS
        ------------------------------------------------------------

     There is no public trading market for the registrant's securities at this time. As of the date of filing there was one holder of record of our common stock.

NO DIVIDENDS ANTICIPATED TO BE PAID
-----------------------------------

     We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon our future earnings, our financial requirements and other factors to be determined by our Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings that may be generated from our operations will be used to finance our growth, and that cash dividends will not be paid to Common Stockholders.


ITEM 2.	LEGAL PROCEEDINGS
        -----------------

     There are no pending or threatened legal proceedings to which we are a party or of which any of our property is the subject or, to our knowledge, any proceedings contemplated by governmental authorities.


ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
        AND FINANCIAL DISCLOSURE
        -----------------------------------------------------------

     Gary E. Rowe, C.P.A., is our independent auditor at the present time. Pender, Newkirk and Company was our independent auditor for the year ended December 31, 1998 and the nine months ended September 30, 1999. We terminated our relationship with Pender, Newkirk and Company in October 2000. We have no disagreements with the reports issued by the auditors.


ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES
        ---------------------------------------

	None.


ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
        -----------------------------------------

     We will, to the fullest extent permitted by Section 145 of the DGCL, indemnify our directors, officers, agents and employees.
Section 145 empowers a Delaware corporation to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative) other than an action by or in the right of such corporation) by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of any other corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under a corporation's by-laws, by agreement, vote, or otherwise.

     Insofar as indemnification arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                       PART F/S
                       --------

     Our predecessor company's (Pastry Product Producers, LLC) financial statements for the fiscal year ended September 30, 1999 have been examined to the extent indicated in the reports by the firm of Pender, Newkirk and Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation SB as promulgated by the SEC and are included herein. Our predecessor company's financial statements for the fiscal year ended September 30, 2000 have been examined to the extent indicated in the reports by Gary E. Rowe, C.P.A. independent certified public accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation SB as promulgated by the SEC and are included herein.


                       PART III
                       --------


ITEMS 1 AND 2.   INDEX TO AND DESCRIPTION OF EXHIBITS
                 ------------------------------------

EXHIBIT No.      EXHIBIT NAME
-----------      ------------

2(i)             Certificate of Incorporation of Bakery Acquisition
                 Corporation

2(ii)            Restated Certificate of Incorporation of Bakery
                 Acquisition Corporation

2(iii)           Bylaws of Bakery Acquisition Corporation

6(a)(i) Merger Agreement dated August 28, 2000 between Bakery Acquisition Corporation and Pastry Product Producers LLC.

6(a)(ii) Lease Agreement dated October 1, 2000 between Bakery Acquisition Corporation and Ultimate Franchise
                 Systems, Inc.

10(i)            Consent of Pender Newkirk & Company

10(ii)           Consent of Gary E. Rowe, C.P.A.,


Index to Financial Statements

DESCRIPTION                                                        PAGE
-----------                                                        ----

Independent Auditors' Report                                     F-3 - F-4

Financial Statements:

        Balance sheets                                              F-5

        Statement of operations                                     F-6

        Statements of change in stockholders' equity (deficit)      F-7

        Statements of cash flows                                    F-8

Notes to Financial Statements                                    F-9 - F-15

                          SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Bakery Acquisition Corporation


                                      By:____/s/Chris Swartz____________
                                         Chris Swartz, President and CEO

Date:    December 19, 2000

                         Financial Statements

                     Pastry Products Producers, LLC
     (a wholly-owned subsidiary of Ultimate Franchise Systems, Inc.)

          For the Year Ended September 30, 2000 and Nine Months
                        ended September 30, 1999

                     Pastry Products Producers, LLC
    (a wholly-owned subsidiary of Ultimate Franchise Systems, Inc.)

                         Financial Statements

         For the Year Ended September 30, 2000 and Nine Months
                       ended September 30, 1999


                              Contents




   Independent Auditor's Report.....................................   1


   Financial Statements:

        Balance Sheets..............................................   2
        Statements of Operations....................................   3
        Statements of Members' Capital..............................   4
        Statements of Cash Flows....................................   5
        Notes to Financial Statements............................... 6 - 9

                      Independent Auditor's Report


Board of Directors and Stockholders
Of Pastry Products Producers, LLC
Longwood, Florida


I have audited the accompanying balance sheets of Pastry Products Producers, LLC as of September 30, 2000 and the related consolidated statements of income, retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated financial statements of Pastry Products Producers, LLC, as of September 30, 1999 were audited by other auditors whose report dated May 3, 2000, expressed an unqualified opinion on those statements.

I conducted our audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pastry Products Producers, LLC as of September 30, 2000, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Gary E. Rowe, CPA
Watertown, NY
November 29, 2000

                   Independent Auditor's Report


Board of Directors and Stockholders
Pastry Products Producers, LLC
Longwood, Florida


We have audited the accompanying balance sheets of Pastry Products Producers, LLC (a wholly owned subsidiary of Ultimate Franchise Systems, Inc.) as of September 30, 1999 and December 31, 1998 and the related statements of operations, member's capital, and cash flows for the nine months ended September 30, 1999 and the year ended December 31, 1998. These financial statements are the responsibility of the management of Pastry Products Producers, LLC. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pastry Products Producers, LLC as of September 30, 1999 and the results of operations and its cash flows for the nine months ended September 20, 1999 and the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.



Pender Newkirk & Company
Certified Public Accountants
Tamp, Florida
May 3, 2000

                      Pastry Products Producers, LLC
     (a wholly-owned subsidiary of Ultimate Franchise Systems, Inc.)

                            Balance Sheets

             As of September 30, 2000 and September 30, 1999


                                                   September 30,         September 30,
                                                       2000                    1999
--------------------------------------------------------------------------------------

Assets
------
Current assets:
  Cash                                             $     5,862           $       200
  Accounts receivable - trade, net of
    allowance for doubtful accounts of
    $23,384 for 1999 and $36,536 for 2000               52,654                50,130
  Other                                                    479                     -
--------------------------------------------------------------------------------------
        Total current assets                            58,995                50,330

Property and equipment, net                            442,153               496,812
--------------------------------------------------------------------------------------
        Total assets                               $   501,148           $   547,142
======================================================================================

Liabilities and Members' Capital
--------------------------------

Current liabilities:
  Accounts payable                                 $    72,515           $    55,979
  Accrued expenses                                         421                55,322
  Current portion of long-term debt                     20,696                22,915
  Other                                                                        2,562
--------------------------------------------------------------------------------------
        Total current liabilities                       93,632               136,778

Long-term debt, less current portion                    80,938                99,170
Due to parent and affiliated companies                  91,117                94,069
--------------------------------------------------------------------------------------
        Total liabilities                              265,687               330,017
--------------------------------------------------------------------------------------

Members' Capital:
  Contributed capital                                  400,041               400,041
  Accumulated deficit                                 (164,580)             (182,916)
--------------------------------------------------------------------------------------
        Total members' capital                         235,461               217,125
--------------------------------------------------------------------------------------
        Total liabilities and members' capital     $   501,148           $   547,142
======================================================================================



The accompanying notes are an integral part of the financial statements.

                      Pastry Products Producers, LLC
     (a wholly-owned subsidiary of Ultimate Franchise Systems, Inc.)


                       Statements of Operations

           For the Year Ended September 30, 2000 and Nine Months
                       ended September 30, 1999



                                                   Twelve Months         Nine Months
                                                      Ended                  Ended
                                                   September 30,         September 30,
                                                       2000                  1999
--------------------------------------------------------------------------------------

Sales                                              $   887,079           $   571,844
Less:  cost of sales                                   451,023               275,744
-------------------------------------------------------------------------------------
        Gross profit                                   436,056               296,100

Operating expenses:
  Salaries and benefits                                117,218                86,962
  Delivery expenses                                     94,054                98,315
  Building occupancy                                    42,599                45,842
  Operating costs                                       83,753                33,633
  Depreciation and amortization                         72,076                62,481
  Provision for bad debts                               13,152                23,384
--------------------------------------------------------------------------------------
        Total operating expenses                       422,852               350,617
--------------------------------------------------------------------------------------

Profit (Loss) from operations                           13,204               (54,517)

Other income (expense):
  Rental income (Received from UFSI)                    18,750
  Interest income (expense), net                       (13,618)                2,921
--------------------------------------------------------------------------------------
        Net profit (loss)                          $    18,336           $   (51,596)
======================================================================================


The accompanying notes are an integral part of the financial statements.

                      Pastry Products Producers, LLC
     (a wholly-owned subsidiary of Ultimate Franchise Systems, Inc.)


                      Statements of Members' Capital

          For the Year Ended September 30, 2000 and Nine Months
                         ended September 30, 1999



                                Contributed      Accumulated
                                  Capital          Deficit         Total
---------------------------------------------------------------------------
Balance, December 31, 1998      $  400,041      $  (131,320)    $  268,721

Net loss for the nine months
  ended September 30, 1999            -             (71,584)       (71,584)
---------------------------------------------------------------------------
Balance, September 30, 1999        400,041         (182,916)       217,125

Net profit for the year ended
September 30, 2000                    -              18,336         18,336
---------------------------------------------------------------------------
Balance, September 30, 2000	    $  400,041	     $  (164,580)	   $  235,461
===========================================================================





The accompanying notes are an integral part of the financial statements.

                      Pastry Products Producers, LLC
     (a wholly-owned subsidiary of Ultimate Franchise Systems, Inc.)


                        Statements of Cash Flows

         For the Year Ended September 30, 2000 and the Nine Months
                         ended September 30, 1999


                                                              Year               Nine Months
                                                             Ended                  Ended
                                                          September 30,         September 30,
                                                              2000                  1999
---------------------------------------------------------------------------------------------

Operating activities:
  Net profit (loss)                                       $    18,336           $   (51,596)
  Adjustments to reconcile net income to net
    cash provided (used) by operating activities:
    Depreciation and amortization                              72,077                62,481
    Provision for bad debts                                    13,152                23,384
    (Increase) decrease in:
      Accounts receivable                                     (15,676)              (22,040)
      Prepaid expenses                                           (479)                5,000
    Increase (decrease) in:
      Accounts payable and accrued expenses                    16,536                 8,958
      Other liabilities                                       (57,463)                 (144)
---------------------------------------------------------------------------------------------
        Net cash provided by operating activities              46,483                26,043
---------------------------------------------------------------------------------------------

Investing activities:
Purchase of property and equipment                            (17,419)                 -
---------------------------------------------------------------------------------------------
        Net cash used by investing activities                 (17,419)                 -
---------------------------------------------------------------------------------------------
Financing activities:
  Principal repayment of long-term debt                       (23,402)              (36,915)
---------------------------------------------------------------------------------------------
  Net cash used by financing activities                       (23,402)              (36,915)
---------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                 5,662               (10,872)

Cash, beginning of year                                           200                11,072
---------------------------------------------------------------------------------------------

Cash, end of year                                         $     5,862           $       200
=============================================================================================







The accompanying notes are an integral part of the financial statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Pastry Products Producers, LLC (the "Company") was incorporated in the state of New York and in April 1996, the Company converted its tax form of ownership from a "C" corporation to a limited liability corporation. The Company operates a bakery in Watertown, New York.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

The significant accounting policies of the Company are as follows:

Change in Accounting Year
-------------------------

Beginning January 1, 1999, the Company changed its accounting reporting period from a calendar year ending December 31st to a fiscal year ending September 30th. Thus the financial statements present results of operations, changes in members' equity and cash flows for the year ended September 30, 2000 and the nine months ended September 30, 1999, respectively.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition
-------------------

Revenues from bakery products are recognized upon the sale of the products. The Company extends credit to its various customers based on the customer's ability to pay. Based on management's review of account receivable, an allowance of $39,908 at September 30, 2000 and $23,384 September 30, 1999 is considered adequate.

Related Party Transactions
--------------------------

UFSI rents office space from the Company. Amounts received totaled $18,750 and $11,250 for the year ended September 30, 2000 and the nine months ended September 30, 1999, respectively. These amounts are not necessarily indicative of the amounts which would have been incurred had comparable transactions been entered into with independent parties.

Property and Equipment
----------------------

Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and the related accumulated depreciation accounts are relieved, and any gain or loss is included in operations. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from 5 to 40 years. For income tax purposes, the Company uses accelerated methods of depreciation for certain assets. For the year ended September 30, 2000 and the nine months ended September 30, 1999, depreciation expense amounted to $72,076 and $62,481, respectively.

Asset Impairment
----------------

When the Company has long-lived assets, which have a possible impairment indicator, the Company estimates the future cash flows from the operation of these assets. If the estimated cash flows recoup the recorded value of the assets, they remain on the books at that value. If the net-recorded value cannot be recouped, the assets are written down to their fair market value if lower than the recorded value.

Income Taxes
------------

As a limited liability corporation, the Internal Revenue Service and the state of New York taxes the Company as a partnership, and as such, no provision for income tax expense has been made. Income of the Company is taxed to their members on their respective individual tax returns.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following at September 30, 2000 and September 30, 1999:



                                                   2000            1999
        --------------------------------------------------------------------
        Land and building                       $  457,561      $  455,062
        Bakery equipment                           287,120         272,201
        Vehicles                                    13,180          13,180
        --------------------------------------------------------------------
                                                   757,861         740,443

        Less accumulated depreciation             (315,708)       (243,631)
        --------------------------------------------------------------------
        Net property and equipment              $  442,153      $  496,812
        ====================================================================




NOTE E - LONG-TERM DEBT

Long-term debt consists of the following at September 30, 2000 and September 30, 1999:


                                                   2000            1999
        --------------------------------------------------------------------

        Mortgage note payable to former
        owner of the Company; monthly payments
        of $2,494 including principal and
        interest at 10% due through November
        2004, at which time any remaining
        unpaid principal and interest is due;
        collateralized by real property.        $  101,634      $  120,369
        Other                                         -              1,716
        --------------------------------------------------------------------
                                                   101,634         122,085
        Less current portion                       (20,696)        (22,915)
        --------------------------------------------------------------------
        Total long-term debt                    $   80,938      $   99,170
        ====================================================================


The annual maturities of long-term debt for the five years subsequent to September 30, 2000 are as follows:


        2001                     $   20,696
        2002                         22,863
        2003                         25,257
        2004                         27,902
        2005                          4,916
        -----------------------------------
                                 $  101,634
        ===================================


NOTE F - COMMITMENTS AND CONTINGENCIES

The Company leases vehicles under certain operating leases, which expire through 2001. Total lease expense for the year ended
September 30, 2000 and the nine months ended September 30, 1999 was $36,253 and $23,517, respectively.